                                               Filed pursuant to Rule 424(b)(3)
                                               File No. 333-4877





                                 AMF GROUP INC.


   Supplement No. 13 to Prospectus dated August 12, 1996, as supplemented by
                    Supplement No. 1 dated September 9, 1996
                    Supplement No. 2 dated September 9, 1996
                   Supplement No. 3 dated September 10, 1996
                   Supplement No. 4 dated September 11, 1996
                   Supplement No. 5 dated September 27, 1996
                    Supplement No. 6 dated October 10, 1996
                    Supplement No. 7 dated October 24, 1996
                    Supplement No. 8 dated November 14, 1996
                    Supplement No. 9 dated December 20, 1996
                    Supplement No. 10 dated January 16, 1997
                  Supplement No. 11 dated January 20, 1997 and
                    Supplement No. 12 dated January 22, 1997

              The date of this Supplement No. 13 is March 6, 1997.

     On March 5, 1997, AMF Group Inc. issued the attached earnings release.

                                EARNINGS RELEASE


8100 AMF Drive                    Contact          Stephen E. Hare
Richmond, VA 23111                                 Chief Financial Officer
                                                   (804) 730-4401

FOR IMMEDIATE RELEASE
MARCH 5, 1997

AMF BOWLING WORLDWIDE REPORTS AN INCREASE OF 25% IN OPERATING CASH FLOW FOR THE FOURTH QUARTER

Richmond, VA, March 5, 1997 - AMF Bowling Worldwide today reported revenue of $179.6 million and operating cash flow (earnings before interest, income taxes, depreciation and amortization or "EBITDA") of $47.5 million for the fourth quarter ended December 31, 1996. During the quarter, the Company recorded $3.4 million of non-cash charges to strengthen reserves. Excluding these special charges, operating cash flow was $50.9 million for the fourth quarter and represented an increase of 25% over last year. These results compare to revenue of $137.3 million and operating cash flow of $40.8 million for the fourth quarter of 1995.

For the year ended December 31, 1996, the Company reported on a pro forma basis to reflect a full year of operations, revenue of $548.9 million and operating cash flow of $145.5 million. These results compare to revenue of $564.9 million and operating cash flow of $163.6 million for 1995. The shortfall in revenue and operating cash flow compared to 1995 was primarily during the first half of 1996 as a result of lower sales of New Center Products ("NCP") into the maturing markets of Korea and Taiwan. The second half of 1996 generated higher revenue and operating cash flow than 1995 primarily as a result of the acquisition of 57 bowling centers and the improvement in NCP sales into emerging markets including China.

OPERATING RESULTS BY BUSINESS

         - Bowling Centers reports 25% increase in quarterly operating cash flow boosted by acquisitions of bowling centers.

         - Bowling Products reports 38% increase in quarterly operating cash flow driven by increased NCP sales to China.

AMF's Bowling Centers generated a revenue increase of 25.3% to $94.7 million and an operating cash flow increase of 23.1% to $30.9 million for the quarter ended December 31, 1996 versus 1995. EBITDA margin (EBITDA as a percent of revenue) decreased from 33.2% in 1995 to 32.6% in 1996. During the quarter, the Company recorded a non-cash charge of $0.6 million to strengthen reserves. Excluding this special charge, operating cash flow was $31.5 million, representing an increase of 25% over last year and an EBITDA margin of 33.3%. For the year ended December 31, 1996, Bowling Centers generated, on a pro forma basis, a net revenue increase of 5.1% to $307.3 million and an increase in operating cash flow of 4.7% to $90.9 million. EBITDA margin was substantially unchanged for 1996 and 1995.

Page 2 - AMF Bowling Worldwide Reports an Increase of 25% in Operating Cash
         Flow for the Fourth Quarter

Revenue and operating cash flow for the fourth quarter and for the year ended December 31, 1996 were favorably impacted by the inclusion of results for the 57 bowling centers acquired during the year. Operating results for 1996 were adversely affected by the closing of seven Fair Lanes centers during 1995, the elimination in 1996 of two bowling centers in Spain and Switzerland included in 1995 which were not acquired by the Company, and severe winter weather in the U.S. during 1996 which combined to reduce the number of games bowled versus last year.

AMF's Bowling Products generated a revenue increase of 35.4% to $86.5 million and an increase in operating cash flow of 21.1% to $19.5 million for the quarter ended December 31, 1996 versus 1995. EBITDA margin decreased from 25.2% in 1995 to 22.5% in 1996. The Company recorded non-cash charges of $2.8 million during the fourth quarter to strengthen reserves. Excluding these special charges, operating cash flow was $22.3 million, representing an increase of 38% over last year and an EBITDA margin of 25.8%. This continued improvement in operating performance for Bowling Products during the fourth quarter of 1996 was caused by strong levels of NCP shipments especially to China.

For the year ended December 31, 1996, Bowling Products generated, on a pro forma basis, revenue of $252.1 million and operating cash flow of $58.4 million. This compares to revenue of $286.5 million and operating cash flow of $79.3 million for the year ended December 31, 1995. EBITDA margin for the year declined from 27.7% in 1995 to 23.2% in 1996 primarily because of lower NCP sales. For the first half of the year, revenue and operating cash flow lagged 1995 as a result of the maturing state of the NCP markets in Korea and Taiwan. The second half of 1996 improved versus 1995 with increased NCP sales into emerging markets such as China more than offsetting declines in Korea and Taiwan.

ACQUISITION PROGRAM

         -   AMF acquires 57 bowling centers during 1996.

         - Pending acquisition of ARC will increase operations to approximately 400 bowling centers around the world.

Since May 1996, the Company has launched an acquisition program for bowling centers in the U.S. and selected international markets. On October 10, 1996, the Company completed the acquisition of the Bowling Corporation of America chain consisting of 50 bowling centers from Charan Industries, Inc. For the year, the Company completed the acquisition of 57 bowling centers in the U.S. The combined purchase price for these acquisitions was approximately $113 million and was funded with a $40 million equity contribution from its institutional stockholders, and $73 million of borrowings from the Acquisition Facility under its Bank Credit Agreement. As a result of these acquisitions, AMF owned or operated 263 U.S. bowling centers and 78 international bowling centers at the end of 1996.

Page 3 - AMF Bowling Worldwide Reports an Increase of 25% in Operating Cash
         Flow for the Fourth Quarter

On January 17, 1997, the Company entered into an Agreement and Plan of Merger with American Recreation Centers, Inc. ("ARC") pursuant to which the Company will acquire ARC. The Company has agreed to pay $8.50 per share in cash to ARC stockholders. Including ARC's outstanding debt and the purchase of certain joint venture interest, the transaction represents a total value of approximately $70 million. The merger is subject to ARC stockholder approval, among other things, but is currently anticipated to close during the spring of 1997.

ARC operates 43 bowling centers in six states with revenue of $46.1 million and operating cash flow of $7.3 million for the fiscal year ended May 29, 1996. Upon completion of the merger and other pending acquisitions, AMF will own or operate approximately 400 bowling centers around the world.

FINANCING UPDATE

In January 1997, the Company completed an amendment to its $715 million Bank Credit Agreement to increase the flexibility and borrowing capacity of its ongoing acquisition program. In conjunction with the amendment, the Company issued $65 million of long term debt and used the proceeds to reduce the outstanding borrowings under its Acquisition Facility. As a result, the Company increased the availability for borrowings under its Acquisition Facility to $150 million.


FOURTH QUARTER REVIEW AND OUTLOOK

Stephen E. Hare, Chief Financial Officer, said "Improved fourth quarter revenue and operating cash flow demonstrated both the success of our ongoing bowling center acquisition program as well as the rebound of Bowling Products in establishing strong market positions in attractive markets such as China. The combination of the upcoming acquisition of ARC, along with an improved backlog for Bowling Products to begin the year, favorably positions the Company for growth in 1997."



                            ------------------------


AMF Bowling Worldwide, headquartered in Richmond, Virginia, is the largest owner and operator of bowling centers in the world. AMF is also one of the world's leading manufacturers and marketers of bowling products.

                               FINANCIAL SUMMARY

                            AMF BOWLING WORLDWIDE(1)
                         FOR THE QUARTER AND YEAR ENDED
                           DECEMBER 31, 1996 AND 1995
                                 (IN MILLIONS)

                                    Fourth Quarter                       Year
                                    --------------                       ----

                                                               PRO FORMA
                         1996(2)           1995(3)              1996(4)            1995
                         -------           -------              -------            ----
REVENUE                  $179.6             $137.3              $548.9             $564.9

EBITDA(5)                  47.5               40.8               145.5              163.6


                            -----------------------

(1)   AMF Group Inc.

(2) EBITDA includes special noncash charges of $3.4 million to strengthen reserves; $0.6 million for Bowling Centers and $2.8 million for Bowling Products.

(3) Excludes unusual nonrecurring favorable adjustments recorded in the fourth quarter of 1995 of $2.0 million of revenue and $3.7 million of EBITDA related to a change in fiscal year and reversal of certain reserves primarily related to the Fair Lanes acquisition.

(4) Pro forma operating results have been presented to provide a more meaningful comparison with the prior year. The pro forma results include operations for the Predecessor Company ("AMF Bowling Group") through April 30, 1998 and for the Company ("AMF Bowling Worldwide") since May 1, 1996 (the closing date of the Acquisition). Pro forma adjustments eliminate (i) two bowling centers retained by the Sellers; and (ii) a one-time charge for special bonus payments of $44 million which was substantially funded by the Sellers prior to the Acquisition.

(5) Represents a measure of operating cash flow defined as net income before net interest expense, income taxes, depreciation and amortization, and other income and expenses, net.

                              SEGMENT INFORMATION


                            AMF BOWLING WORLDWIDE(1)
                         FOR THE QUARTER AND YEAR ENDED
                           DECEMBER 31, 1996 AND 1995
                                 (IN MILLIONS)


                                         Fourth Quarter                      Year
                                         --------------                      ----

                                                                    PRO
                                                                    FORMA
                                      1996(2)       1995(3)         1996(4)         1995
                                      ----          ----            ----            ----
Revenue
-------
  Bowling Centers                     $94.7         $75.6           $307.3           $292.3
  Bowling Products                     86.5          63.9            252.1            286.5
  Intersegment Elimination             (1.6)         (2.2)           (10.5)           (13.9)
                                      -----          ----            -----            ------
TOTAL                                $179.6        $137.3           $548.9           $564.9

EBITDA(5)
  Bowling Centers                     $30.9         $25.1            $90.9            $86.8
  Bowling Products                     19.5          16.1             58.4             79.3
  Corporate                            (2.7)          0.0             (2.7)             0.0
  Intersegment Elimination             (0.2)         (0.4)            (1.1)            (2.5)
                                       -----         ----             ----             ----
TOTAL                                 $47.5         $40.8           $145.5           $163.6



                              --------------------

See notes (1-5) to Financial Summary